

Kirkpatrick & Lockhart Nicholson Graham LLP

1601 K Street, N.W.
Washington, DC 20006-1600
202.778.9000
Fax 202.778.9100
www.klng.com

John Steele
202.778.9489
202.778.9100 (fax)
jsteele@klng.com

July 7, 2006

Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

> **Re:** **BancCap Asset Securitization Issuance Corporation**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-3**
> **Filed April 19, 2006**
> **File No. 333-133209 (File No. 333-97289, corrected)**

Dear Ms. Bancroft:

This letter sets forth the response of BancCap Asset Securitization Issuance Corporation ("**BASIC**") to the comments contained in a letter from you dated May 15, 2006 (the "*Comment Letter*"), regarding the above referenced registration statement (the "*S-3*").

BASIC is filing today Post-Effective Amendment No. 3 to the S-3. This document has been revised to provide additional disclosure in response to the Comment Letter.

Set forth below are BASIC's point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-3.

Registration Statement

<u>General</u>

1.　*Please confirm that the depositor or any issuing entity previously established, directly, or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the*



Kirkpatrick & Lockhart Nicholson Graham LLP

> *CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.*

Response

BASIC has established one issuing entity, BASIC Asset Backed Securities Trust 2006-1, which issued several classes of securities involving the same asset class as this offering. The CIK for this issuing entity is 0001358073. This issuing entity has been current and timely with respect to Exchange Act reporting during the last twelve months.

> 2. *Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.*

Response

All material terms to be included in the finalized agreements will be disclosed in the Rule 424(b) prospectus and such agreements will be filed by way of Form 8-K within 15 days of the closing of each offering.

> 3. *Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.*

Response

Unqualified legal and tax opinions will be filed by the Registrant at the time of each takedown.

> 4. *Please note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.*

Response



Kirkpatrick & Lockhart Nicholson Graham LLP

BASIC's base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in any actual takedown.

5. *If delinquent assets will be included in the asset pool, please confirm that delinquent assets will be limited to less than 20% of the asset pool and provide form of disclosure regarding the delinquent assets. Refer to Items 1111(c) and 1100(b) of Regulation AB.*

Response

Delinquent assets, if included in a pool, will be limited to less than 20% of the pool assets. BASIC's base prospectus and each of the forms of prospectus supplement have been revised to include disclosure to address the potential for inclusion of delinquent assets.

Prospectus Supplement related to the issuance of certificates

<u>Cover Page</u>

6. *We note your disclosure that the prospectus relates "only to the offering of the certificates listed in the table on page S-[ ] and not to the other classes of certificates that will be issued by the trust fund." Please revise to refer to the trust fund as the "issuing entity". Similarly revise your reference to trust fund in the third paragraph on page S-1.*

Response

The prospectus supplement has been so revised.

<u>Pre-Funded Amount, page S-4</u>

7. *While we note your disclosure here and on page 68 of the base prospectus, please confirm that the pre-funded amount will not exceed 50% of the proceeds of the offering.*

Response

The pre-funded amount will not exceed 50% of the proceeds of any offering.

<u>Limited Cross-Collateralization, page S-9</u>

8. *It is unclear whether your reference to mortgage loans in a "pool" relates to a "loan group" as you describe on page S-2. Please revise to clarify.*



Furthermore, we could not locate the sub-headings you cross-reference at the end of this section. Please revise or advise. Please also add a cross-reference to the relevant disclosure that explains when the certificates would receive additional funds from "the other pool." Refer to Item 1113(a)(10) of Regulation AB.

Response

The disclosure has been revised to refer to groups as opposed to pools. The cross references have been revised to refer to "*Description of the Certificates— Allocation of Available Funds—Principal Distributions on the Certificates*" where a new sentence has been added requiring a description of principal allocations relating to any cross-collateralization feature that may be included in an offering.

The Sponsor, page S-35

9.   *Please revise to describe what you mean by "negligible net worth." Furthermore, please include a general description of the sponsor's experience in securitizing assets including the size, composition and growth of the sponsor's portfolio. Refer to Item 1104(c) of Regulation AB. We note your disclosure in the risk factors section on page S-14 that the sponsor is a start-up enterprise.*

Response

At the time of the first offering by the Sponsor in connection with its securitization program, the Sponsor's net worth was approximately $200,000. Since this was the Sponsor's first securitization, the concern was the continued ability of the Sponsor to issue further securitizations and the impact that might have on liquidity of the certificates. Going forward the Sponsor's net worth covenant may be eliminated from credit lines and its net worth may not have any bearing on its ability to continue issuing new securitizations and this bracketed language may be withdrawn from the prospectus supplement.

The disclosure has been so revised.

The Master Servicer and Securities Administrator, page S-41

10.   *Please delete your first paragraph. Please note that a disclaimer of liability for material information provided by the issuer or any of their affiliates is not appropriate.*



Response

The first paragraph has been deleted.

The Trustee, page S-43

11.   *Please revise to indicate that you will provide all of the information required by Item 1109 of Regulation AB.*

Response

This section has been so revised.

The Originators, page S-49

12.   *Please revise to indicate that you will identify any originator or group of originators that will originate 10% or more of the pool assets. Please also confirm that you will provide all of the information required by Item 1110(b) of Regulation AB for originators of 20% or more of the pool assets.*

Response

The section has been so revised. The prospectus supplement will provide all of the information required by Item 1110(b) of Regulation AB for originators of 20% or more of the pool assets.

Credit Enhancement, page S-69

The Swap Agreement, page S-70

13.   *Please confirm that swap agreements are limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB. We also note your disclosure on page 60 of the base prospectus.*

Response

The swap agreements are limited to interest rate swaps.

Base Prospectus



Kirkpatrick & Lockhart Nicholson Graham LLP

The Loans, page 19

14.   *We note that interest may be determined related to an "index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g., a commodities or stock index. Refer to Section III.A.2.a. of the Regulation AB adopting release (SEC Release No. 33-8518).*

Response

In no eventuality will the Registrant use an index which is not an index of interest rates for debts.

Participation Certificates, page 23

15.   *We note that the pool assets may include participation certificates as well as private mortgage backed securities as disclosed on page 25. Please confirm that you will comply with the registration, disclosure and prospectus delivery obligations under Rule 190. Refer to Section III.A.6. of the Regulation AB Adopting Release (Release No. 33-8518). Also, please direct us to the delinquency and loss tables which would include any mortgages in a securitized pool whose securities you will include in your pool.*

Response

The Registrant will comply with the registration, disclosure and prospectus delivery obligations under Rule 190. The description under *"The Mortgage Pool—The Mortgage Loans"* has been revised to include such deliquency and loss tables.

Credit Enhancement, page 53

16.   *Please delete the second to last bullet point that begins with "another method of credit enhancement" or revise to list other types of credit support you contemplate. Also, tell us how the other types of credit support will meet the definition of an asset-backed security.*

Response

The bullet referenced has been deleted.

Insurance Policies, Surety Bonds and Guaranties, page 55



> 17.   *Please revise to clarify here whether the instruments you describe will guarantee the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release No. 33-8518).*

Response

Any security guaranty insurance policy used by the Registrant will be an "insurance policy... issued by a corporation subject to the supervision of the insurance commissioner...of any state or territory of the United States or the District of Columbia..." and will be an exempt security pursuant to Section 3(a)(8) of the Securities Act of 1933, as amended.

Financial Instruments, page 60

> 18.   *Please delete your reference to "other financial instruments" or revise to list the other financial instruments you contemplate. Also, tell us how the other financial instruments will meet the definition of an asset-backed security.*

Response.

"Other financial instruments" has been deleted.

> 19.   *Furthermore, we note that payments may be determined with reference to an "index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g., a commodities or stock index. Refer to Section III.A.2.a. of the Regulation AB adopting release (SEC Release No. 33-8518).*

Response

In no eventuality will the registrant use an index which is not an index of interest rates for debts.

Exhibits

> 20.   *While we note your disclosure on page 72 under Evidence of Compliance, it appears that the servicing agreement you have previously filed does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.*



Kirkpatrick & Lockhart Nicholson Graham LLP

Response

The Registrant is filing herewith new Exhibit 4.2 incorporating the form of Servicing Agreement with language requiring compliance with Rule 15d-18. Unfortunately, the form is not similar enough to the original filing to permit useful blackling changes. However, please review Sections 5.02 and 5.03 for the updated language.

<u>Item 17, Undertakings, page II-4</u>

> 21. *Please revise to provide updated undertakings as required by Item 512(a)(iii) of Regulation S-K.*

Response

The undertakings have been revised.

If you any questions or comments, please call me at (202) 778-9489 at your earliest convenience.

Very truly yours,

John Steele

cc: Michael W. Trickey